EXHIBIT 4.1
AMENDMENT NO. 1
TO AMENDED AND RESTATED RIGHTS AGREEMENT
          Amendment No. 1, dated as of June 12, 2006 (this “Amendment”), to the Amended and Restated Shareholder Rights Agreement, dated as of September 22, 2000 (the “Rights Agreement”), is made between Maverick Tube Corporation, a Delaware corporation (the “Company”), and Computershare Investor Services, LLC, a Delaware limited liability company, as successor to Harris Trust and Savings Bank, an Illinois banking corporation (the “Rights Agent”). Capitalized terms not otherwise defined herein have the meaning given to such terms in the Rights Agreement.
          WHEREAS, pursuant to Section 5.4 of the Rights Agreement, the Company may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 5.4;
          WHEREAS, the Flip-in Date has not occurred;
          WHEREAS, the Board of Directors of the Company has approved and the Company intends to execute the Agreement and Plan of Merger, dated as of June 12, 2006, among the Company, Tenaris S.A. and OS Acquisition Corporation (the “Merger Agreement”); and
          WHEREAS, the Company has determined that it is desirable to amend the Rights Agreement as provided herein.
          NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and intending to be legally bound, the Company and the Rights Agent hereby agree as follows:
          1. Amendments. The Rights Agreement is hereby amended as follows:
               A. The definition of “Acquiring Person” in Section 1.1 is amended by inserting the following as a new paragraph at the end of such definition:
     Notwithstanding anything in this Agreement to the contrary, (i) none of Tenaris S.A., a corporation organized under the laws of Luxembourg (“Parent”), OS Acquisition Corporation, a Delaware corporation (“Merger Co”), or any of their respective Affiliates, Associates or stockholders, or the general partners, limited partners, or members of such stockholders (the “Exempted Persons”), either individually, collectively, or in any combination, shall be deemed to be an “Acquiring Person” solely by virtue of or as a result of (A) the approval, adoption, executive, delivery or performance of the Merger Agreement by any of the Exempted Persons in connection with the Merger, (B) the acquisition of any Shares pursuant to the Merger Agreement or the consummation of the Merger pursuant to the Merger Agreement, or (C) consummation of any other transaction specifically contemplated by the Merger Agreement (the transactions in clauses (A), (B) or (C), the “Exempted Transactions”).

               B. The definition of “Flip-over Transaction or Event” in Section 1.1 is amended by inserting the following sentence at the end of such definition:
     Notwithstanding the foregoing or anything in this Agreement to the contrary, a Flip-over Transaction or Event shall not be deemed to have occurred solely by virtue of or as a result of the approval, execution, delivery or performance of any Exempted Transaction.
               C. The definition of “Separation Time” in Section 1.1 is amended by inserting the following sentence at the end of such definition:
     Notwithstanding anything in this Agreement to the contrary, a Separation Time shall not be deemed to have occurred solely by virtue of or as a result of any Exempted Transaction.
               D. The definition of “Stock Acquisition Date” in Section 1.1 is amended by inserting the following sentence at the end of such definition:
     Notwithstanding anything in this Agreement to the contrary, a Stock Acquisition Date shall not be deemed to have occurred solely by virtue of or as a result of the public announcement of any Exempted Transaction.
               E. Section 1.1 is amended by inserting the following subsections in Section 1.1:
     “Merger” shall have the meaning set forth in the Merger Agreement.
     “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of June 12, 2006, among the Company, Parent and Merger Co, as it may be amended or supplemented from time to time.
     “Shares” shall have the meaning set forth in the Merger Agreement.
               F. The third sentence of Section 4.1(a) is amended and restated in its entirety as follows:
     The Company also agrees to indemnify the Rights Agent and any Rights Registrar for, and to hold it or them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent or Rights Registrar, for anything done or omitted by it or them in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability.
               G. Section 4.3(c) is amended and restated in its entirety as follows:
     The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or willful misconduct.

               H. Section 4.4 is amended by inserting the following sentence after the first sentence of Section 4.4:
     In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company.
               I. Article IV is amended by inserting the following section after Section 4.4:
     4.5 Force Majeure. Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.
          2. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.
          3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.
          4. Effectiveness. This Amendment shall be deemed effective immediately prior to the execution and delivery of the Merger Agreement on and as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.
[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested as of the day and year first above written.

Attest:		MAVERICK TUBE CORPORATION

By:	/s/ C. Robert Bunch	By:	/s/ Joyce M. Schuldt
	Name: C. Robert Bunch		Name: Joyce M. Schuldt
	Title: Chairman of the Board and		Title: Senior Vice President – Finance, Chief
	Chief Executive Officer		Financial Officer and Secretary

Attest:		COMPUTERSHARE INVESTOR SERVICES, LLC, as Rights Agent

By:	/s/ Kenneth J. Vlk Name: Kenneth J. Vlk	By:	/s/ Michael J. Lang Name: Michael J. Lang
	Title: Relationship Manager		Title: Director, Relationship Management